EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
OCTOBER 26, 2004

LJ INTERNATIONAL ANNOUNCES THIRD QUARTER
EARNINGS RELEASE DATE AND CONFERENCE CALL

HONG KONG and LOS ANGELES — October 26, 2004 — LJ International Inc. (Nasdaq: JADE), one of the fastest growing fine jewelry companies in the world, today announced that it will release its third quarter 2004 results pre-market on Thursday, November 11, 2004. The Company will subsequently conduct a conference call at 11:00 a.m. EST to review the results and for a Q&A session. The call will be hosted by Yu Chuan Yih, LJ International Inc.’s Chairman and CEO, and Betty Ho, Vice President of Corporate Development.

WHAT:	LJ International Inc. Third Quarter Earnings Conference Call

WHEN:	Thursday, November 11, 2004 — 11:00 a.m. Eastern Time

HOW:
Live via phone by dialing 888-338-6461, or 973-935-8509 for international callers, and asking for the LJ International Inc. call. Please call at least 10 minutes prior to the start time, or live over the Internet by logging on to the Company’s Website at www.ljintl.com.

REPLAY:
A replay of the conference call will be available through November 18, 2004 and may be accessed by calling 877-519-4471, or 973-341-3080 for international callers. Enter conference ID# 5310287. An audio archive will also be available on the Company’s website at www.ljintl.com shortly after the call and will be accessible for approximately 90 days.

RSVP:
To register for the call or to be added to LJ International Inc.’s e-mail and/or fax investor distribution lists, please contact Haris Tajyar, Managing Partner of Investor Relations International, at htajyar@irintl.com.

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LJ International Inc.

About LJ International Inc.

LJ International Inc., (“LJI”) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, please visit the Company’s Web site at www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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